EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Parent Company	Subsidiary Company	State of Incorporation
Oneida Financial Corp	The Oneida Savings Bank	New York

The Oneida Savings Bank	Oneida Preferred Funding Corp.	New York

The Oneida Savings Bank	Bailey & Haskell Associates, Inc.	New York

The Oneida Savings Bank	The State Bank of Chittenango	New York

The Oneida Savings Bank	Workplace Health Solutions Inc.	New York

The Oneida Savings Bank	Benefit Consulting Group Inc.	New York